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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 1-14896

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  September 30, 2005
          [_]  Transition Report on Form 10-K
          [_]  Transition Report on Form 20-F
          [_]  Transition Report on Form 11-K
          [_]  Transition Report on Form 10-Q
          [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  NETWORK-1 SECURITY SOLUTIONS, INC.

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

445 Park Avenue, Suite 1028
________________________________________________________________________________

City, state and zip code

New York, New York  10022
________________________________________________________________________________

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a)  The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
  [X]  |       be filed on or before the 15th calendar day following the
       |       prescribed due date; or the subject quarterly report or
       |       transition report on Form 10-Q, or portion thereof will be filed
       |       on or before the fifth calendar day following the prescribed due
       |       date; and
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 14, 2005, the Company completed certain issues pertaining to its financial statements included in its Form 10-QSB for the quarterly period ended September 30, 2005, including the restatement of its financial statements for the nine month period ended September 30, 2004. As soon as all issues pertaining to the 10-QSB were resolved, at approximately 5:15 p.m. on November 14, 2005 the Company attempted to file its 10-QSB for the quarterly period ended September 30, 2005 with the Securities and Exchange Commission. After the filing deadline (5:30 p.m.) the Company was advised by its outside filing service that the 10-QSB was not accepted for filing by 5:30 p.m. and was deemed filed on November 15, 2005.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Corey M. Horowitz, Chairman & CEO               (212)        829-5700
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2005        By /s/ Corey M. Horowitz
      -----------------           ---------------------------------------------
                                  Name: Corey M. Horowitz
                                  Title: Chairman and Chief Executive Officer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.